UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          RED MOUNTAIN RESOURCES, INC.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    878122100
                                    ---------
                                 (CUSIP Number)


                                 FILING JOINTLY:

                           THE STONESTREET GROUP, INC.
                                       And
                                ALAN W. BARKSDALE

                   Alan W. Barksdale, Chief Executive Officer
                2515 McKinney Ave, Suite 900, Dallas Texas 75201
                                 (720) 204-1013
            ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 22, 2011
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

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



CUSIP No. 878122100

1.  Names of Reporting Persons.     I.R.S.  Identification Nos. of above persons
                                    (entities only).

    THE STONESTREET GROUP, INC.

    ALAN W. BARKSDALE - Mr. Barksdale is an officer and director of The
                StoneStreet Group, Inc. and is the Chief Executive Officer and Director of Red Mountain Resources, Inc.

2.  Check the Appropriate Box if a Member of a Group

                (a)        [   ]
                (b)        [ X ]

3.  SEC Use 0nly

4.  Source of Funds (See Instructions)                                  OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                              [  ]

6.  Citizenship or Place of Organization:


                     The StoneStreet Group, Inc.                         State of Arkansas
                     Alan W. Barksdale                              United States of America

Number of              7.     Sole Voting Power  (a)                     18,000,000 shares
Shares
Beneficially by        8.     Shared Voting Power (a)                    18,000,000 shares
Owned by Each
Reporting              9.     Sole Dispositive Power (a)                 18,000,000 shares
Person With
Power                  10.  Shared Dispositive Power (a)                 18,000,000 shares

     (a)  The shares are held in the name of The  StoneStreet  Group,  Inc.  Mr.
          Alan Barksdale is the Sole Officer and Director and Sole Shareholder of The StoneStreet Group, Inc. Mr. Alan Barksdale, is also the Chief
          Executive Officer and Director of Red Mountain Resources, Inc.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person             18,000,000 shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares         [   ]


13.  Percent of Class Represented by Amount in Row (11)                         28.2%

14.  Type of Reporting Person

                     The StoneStreet  Group, Inc.               CO
                     Alan W. Barksdale                          IN



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



ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Red Mountain Resources, Inc., a Florida Corporation. The address of its principal office is 2515 McKinney Ave, Suite 900, Dallas Texas 75201.

ITEM 2.   IDENTITY AND BACKGROUND.

The StoneStreet Group, Inc.

     (a) This statement on Schedule 13D is being filed on behalf of The StoneStreet Group, Inc.

     (b) The StoneStreet Group, Inc.'s address is 141 Falata Circle, Little Rock, Arkansas 72223.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e) The StoneStreet Group, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not Applicable.

Alan Barksdale, Chief Executive Officer and Director of Red Mountain Resources, Inc. & Sole Officer and Director and Shareholder of The StoneStreet Group, Inc.

     (a) This statement on Schedule 13D is being filed on behalf of Alan Barksdale as the Chief Executive Officer of Red Mountain Resources, Inc. and the Sole Officer and Director of The StoneStreet Group, Inc.

     (b)  Mr.  Barksdale  address is 2515 McKinney Ave, Suite 900,  Dallas Texas
          75201

     (c) Mr. Barksdale is employed by Red Mountain Resources, Inc. at 2515 McKinney Ave, Suite 900, Dallas Texas 75201, as its Chief Executive Officer.

     (d)  Mr. Barksdale has not, during the last five years, been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors.)

     (e) Mr. Barksdale has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citzenship: United States of America

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


ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On June 22, 2011, Red Mountain Resources, Inc. acquired 100% of the outstanding equity of Black Rock Capital, Inc. and as the sole shareholder of Black Rock Capital, Inc. Mr. Barksdale and The StoneStreet Group, Inc. were holders of equity interests in Black Rock Capital, Inc. and as such in exchange for the equity interest they were issued 18,000,000 shares of the common stock of Red Mountain Resources, Inc.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The StoneStreet Group, Inc. and/or Mr. Alan Barksdale do not have intentions to acquire additional shares of common stock in Red Mountain Resources, Inc. They intend to and may influence the following corporate activities:

     (a) The acquisition by any person of additional securities of Red Mountain Resources, Inc.

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Red Mountain Resources, Inc. or any of its subsidiaries;

     (c)  Not Applicable;

     (d) A change in the present board of directors or management of Red Mountain Resources, Inc., including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) A material change in the present capitalization of Red Mountain Resources, Inc.;

     (f) Any other material change in Red Mountain Resources, Inc.'s business or corporate structure;

     (g)  Changes  in  Red  Mountain  Resources,   Inc.'s  charter,   bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of Red Mountain Resources, Inc. by any person;

     (h)  Not Applicable;

     (i)  Not Applicable; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Red Mountain Resources, Inc.'s common stock reported below is based on the statement that there are 63,935,000 shares of Red Mountain Resources, Inc.'s common stock issued and outstanding.

     (a)The StoneStreet Group, Inc./Mr. Alan Barksdale beneficially owns or may be deemed to beneficially own shares of Red Mountain Resources, Inc. as follows:

                                                           Beneficial Ownership
    Type of Security           Number of Shares                 Percentage
--------------------------------------------------------------------------------
      Common Stock                18,000,000                      28.2%

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

     Mr. Alan Barksdale is the Chief Executive Officer, a director and a greater than 10% shareholder of Red Mountains Resources, Inc. and is the sole officer and director and shareholder of The StoneStreet Group, Inc. As such, Mr. Barksdale has the authority to vote the shares of on behalf of The StoneStreet Group, Inc.

     (b) For information regarding the number of shares of Red Mountain Resources, Inc.'s common stock a to which The StoneStreet Group, Inc. / Mr. Alan Barksdale holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Red Mountain Resources, Inc.'s common stock effected by The StoneStreet Group, Inc. or Mr. Alan Barksdale during the past 60 days.

     (d) No person other than The StoneStreet Group, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Red Mountains Resources, Inc. common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by The StoneStreet Group, Inc.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 17, 2011, Mr. Alan Barksdale, the Chief Executive Officer of Red Mountain Resources, Inc., entered into an Employment Agreement with Red Mountain Resources, Inc.

On June 17, 2011, Mr. Alan Barksdale and The StoneStreet Group, Inc. entered into a Lockup Agreement with Red Mountain Resources, Inc. As part of the Lockup Agreement, Mr. Alan Barksdale and The StoneStreet Group, Inc. have agreed to refrain from the selling of any of the 18,000,000 shares prior to the dates and amounts below.

To be released from the Lockup Agreement as follows:

                                               Number of Shares
          Release                                   To Be
           Date                                    Released

       June 21, 2012                              3,000,000
     December 21, 2012                            15,000,000

The StoneStreet Group, Inc./Mr. Alan Barksdale has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Red Mountain Resources, Resources, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


10.1 Lockup Agreement by and between Red Mountain Resources, Inc. and The Stonestreet Group, Inc. and Alan Barksdale, dated June 17, 2011.

10.2 Statement of Red Mountain Resources, Inc., Black Rock Capital, Inc. and Alan Barksdale as to the joint filing of Schedule 13D, dated June 22, 2011


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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 22, 2011                 THE STONESTREET GROUP, INC.



                                          /s/ Alan Barksdale
                                          --------------------------------------
                                          Alan Barksdale, President





                                          ALAN W. BARKSDALE



                                          /s/ Alan Barksdale
                                          --------------------------------------
                                          Alan Barksdale, Individually




















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